UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

ViaSat, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

92552V100

(CUSIP Number)

Charles Y. Tanabe, Esq.

Executive Vice President and General Counsel

Liberty Media Corporation

12300 Liberty Boulevard

Englewood, CO  80112

(720) 875-5400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 15, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Number 92552V100

(1)	Names of Reporting Persons Liberty Media Corporation

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) OO

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 1,837,182 (1)

	(8)	Shared Voting Power 0

	(9)	Sole Dispositive Power 1,837,182 (1)

	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,837,182 (1)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 5.1%(2)

(14)	Type of Reporting Person (See Instructions) CO, HC

(1) The number of shares of the Issuer beneficially owned by the Reporting Person are held of record by Liberty Satellite, LLC (“LSAT”), which is an indirect wholly owned subsidiary of the Reporting Person, and are subject to certain rights and restrictions set forth in the Lock-Up Agreement dated December 15, 2009, executed by LSAT and the Registration Rights Agreement dated as of December 15, 2009, by and among the Issuer and certain holders of Common Stock of the Issuer (including LSAT).

(2) Calculated based on 36,373,753 shares of Common Stock of the Issuer issued and outstanding as of December 30, 2009, according to information provided to the Reporting Person by the Issuer.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D
(Amendment No.    )

Statement of

LIBERTY MEDIA CORPORATION

Pursuant to Section 13(d) of the
Securities Exchange Act of 1934

in respect of

VIASAT, INC.

Item 1.  Security and Issuer

Liberty Media Corporation, a Delaware corporation (the “Reporting Person”), is filing this statement on Schedule 13D (this “Statement”) with respect to shares of common stock, par value $0.0001 per share (“Common Stock”), of ViaSat, Inc., a Delaware corporation (the “Issuer”).  The Issuer’s principal executive offices are located at 6155 El Camino Real, Carlsbad, California 92009.

Item 2.  Identity and Background

The Reporting Person is Liberty Media Corporation, a Delaware corporation, whose principal business is owning a broad range of electronic retailing, media, communications and entertainment businesses and investments, and whose principal office address is 12300 Liberty Boulevard, Englewood, Colorado 80112.

Schedule 1 attached to this Statement and incorporated herein by reference provides the requested information with respect to (a) each executive officer and director of the Reporting Person; (b) each person controlling the Reporting Person; and (c) each executive officer and director of any corporation or other person ultimately in control of the Reporting Person (the “Schedule 1 Persons”).

During the last five years, neither the Reporting Person nor any of the Schedule 1 Persons (to the knowledge of the Reporting Person) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  During the last five years, neither the Reporting Person nor any of the Schedule 1 Persons (to the knowledge of the Reporting Person) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

The Issuer entered into an Agreement and Plan of Merger, dated as of September 30, 2009 (the “Merger Agreement”), by and among the Issuer, WildBlue Holding, Inc. (“WildBlue”) and Aloha Merger Sub, Inc. (“Merger Sub”), pursuant to which Merger Sub merged with and into WildBlue (the “Merger”), and WildBlue became a wholly owned subsidiary of the Issuer.  In connection with the Merger, the Issuer paid approximately $443 million in cash to WildBlue debt holders and issued approximately 4.29 million shares of Common Stock of the Issuer to WildBlue equity and debt holders.  In connection with the consummation of the transactions pursuant to the Merger Agreement on December 15, 2009, LSAT, an indirect wholly owned subsidiary of the Reporting Person, received $221,167,166 in cash and 1,837,182 shares of Common Stock of the Issuer, in exchange for all of the debt and equity interests in WildBlue held by LSAT.

The foregoing description of the Merger Agreement is qualified in its entirety by reference to the full text of such document, as referenced in the Exhibits to this Statement and incorporated herein by reference.

Item 4.  Purpose of Transaction

On December 15, 2009, the Reporting Person acquired beneficial ownership of an aggregate of 1,837,182 shares of Common Stock of the Issuer pursuant to the Merger Agreement described in Item 3 of this Statement, which description is incorporated into this Item 4 by reference as if fully set forth herein (the “LSAT Share Consideration”).  The Reporting Person acquired the LSAT Share Consideration in connection with the transactions pursuant to the Merger Agreement and currently holds its interest in the Issuer for investment purposes.

The Reporting Person intends to continuously review its investment in the Issuer, and may in the future determine (i) to acquire additional securities of the Issuer, through open market purchases, private agreements or otherwise, (ii) to dispose of all or a portion of the securities of the Issuer owned by it or (iii) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in the next paragraph of this Item 4.  Notwithstanding anything contained herein, the Reporting Person specifically reserves the right to change its intention with respect to any or all of such matters.  In reaching any decision as to its course of action (as well as to the specific elements thereof), the Reporting Person currently expects that it would take into consideration a variety of factors, including, but not limited to, the following:  the Issuer’s business and prospects; other developments concerning the Issuer and its businesses generally; other business opportunities available to the Reporting Person; developments with respect to the business of the Reporting Person; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of the Issuer.

Other than as set forth in this Statement, the Reporting Person has no present plans or proposals that relate to or would result in:

(a)           The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)           An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)           A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

(d)           Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)           Any material change in the present capitalization or dividend policy of the Issuer;

(f)            Any other material change in the Issuer’s business or corporate structure;

(g)           Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)           A class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)            A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)            Any action similar to any of those enumerated in this paragraph.

In addition, the matters set forth in Item 6 are incorporated into this Item 4 by reference as if fully set forth herein.

Item 5.  Interest in Securities of the Issuer

The Reporting Person has the sole power to vote or to direct the voting of 1,837,182 shares of Common Stock of the Issuer and has the sole power to dispose or direct the disposition of all such shares of the Common Stock of the Issuer, representing approximately 5.1% of the Common Stock of the Issuer calculated based on 36,373,753 shares of Common Stock of the Issuer outstanding as of December 30, 2009, according to information provided to the Reporting Person by the Issuer; provided, however, that such power of disposition is subject to certain terms and conditions contained in the Lock-Up Agreement and the Registration Rights Agreement, each as defined and described in Item 6 of this Statement, which description is incorporated into this Item 5 by reference as if fully set forth herein.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Pursuant to the Merger Agreement, the Issuer agreed to take all actions necessary to cause an individual designated by the WildBlue equity holders immediately prior to the Merger (the “WildBlue Stockholders”) to be nominated and appointed to the Issuer’s board of directors (the “WildBlue ViaSat Board Designee”).  The WildBlue Stockholders agreed that Liberty Media Corporation would have the right to designate the WildBlue ViaSat Board Designee.  Liberty Media Corporation does not have a present intention to designate a WildBlue ViaSat Board Designee, and Liberty Media Corporation has informed the Issuer of such intention.

In connection with the Merger Agreement, LSAT executed a Lock-Up Agreement dated December 15, 2009, in favor of the Issuer (the “Lock-Up Agreement”) and entered into a Registration Rights Agreement with the Issuer dated December 15, 2009 (the “Registration Rights Agreement”), setting forth certain disposition restrictions, as well as registration rights, with respect to securities of the Issuer.

Pursuant to the Lock-Up Agreement, LSAT and its controlled affiliates (collectively, the “Liberty Restricted Parties”) are prohibited from disposing of any securities constituting the LSAT Share Consideration for 60 days after December 15, 2009 and are restricted thereafter to daily and monthly sale limitations with respect to the securities constituting the LSAT Share Consideration until December 15, 2010, in each case subject to limited exceptions.

Pursuant to the Registration Rights Agreement, the Issuer agreed to file a registration statement on Form S-3 with the Securities and Exchange Commission to register the resale of the shares of Common Stock of the Issuer issued in connection with the Merger pursuant to the Merger Agreement (including the securities constituting LSAT Share Consideration) and to use commercially reasonable efforts to maintain the effectiveness of such registration statement for a specified period.  The Issuer also granted certain piggyback registration rights to the holders of shares of Common Stock of the Issuer issued in connection with the Merger pursuant to the Merger Agreement (including LSAT with respect to the securities constituting the LSAT Share Consideration).

The foregoing description of the Lock-Up Agreement and the Registration Rights Agreement is qualified in its entirety by reference to the full text of such documents, as referenced in the Exhibits to this Statement and incorporated herein by reference.

Item 7.  Material to be Filed as Exhibits

7(a)         Agreement and Plan of Merger, dated as of September 30, 2009, by and among ViaSat, Inc., WildBlue Holding, Inc. and Aloha Merger Sub, Inc.  (Incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer on October 2, 2009).

7(b)         Registration Rights Agreement, dated as of December 15, 2009, by and among ViaSat, Inc. and the Holders listed on Schedule A thereto.  (Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on December 18, 2009).

7(c)         Lock-Up Agreement dated as of December 15, 2009, executed by Liberty Satellite, LLC.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: January 8, 2010	LIBERTY MEDIA CORPORATION

	By:	/s/ Charles Y. Tanabe
		Name:	Charles Y. Tanabe
		Title:	Executive Vice President and General Counsel

Schedule 1

DIRECTORS AND EXECUTIVE OFFICERS
OF
LIBERTY MEDIA CORPORATION

The name and present principal occupation of each director and executive officer of Liberty are set forth below.  Unless otherwise noted, the business address for each person listed below is c/o Liberty Media Corporation, 12300 Liberty Boulevard, Englewood, Colorado 80112.  All executive officers and directors listed are United States citizens, except for David J.A. Flowers, who is a citizen of Canada.

Name and Business Address (if applicable)	Principal Occupation and Principal Business (if applicable)

John C. Malone	Chairman of the Board and Director of Liberty

Robert R. Bennett	Director of Liberty

Donne F. Fisher 5619 DTC Parkway Suite 1150 Greenwood Village, Colorado 80111	Director of Liberty; President of Fisher Capital Partners, Ltd.

M. Ian G. Gilchrist	Director of Liberty

Gregory B. Maffei	President, Chief Executive Officer and Director of Liberty

Evan D. Malone	Director of Liberty and Owner and Manager of 1525 Street South LLC

David E. Rapley	Director of Liberty

M. LaVoy Robison 1727 Tremont Place Denver, Colorado 80202	Director of Liberty; Executive Director and a Board Member of the Anschutz Foundation

Larry E. Romrell	Director of Liberty

David J.A. Flowers	Senior Vice President and Treasurer of Liberty

Albert E. Rosenthaler	Senior Vice President of Liberty

Christopher W. Shean	Senior Vice President and Controller of Liberty

Charles Y. Tanabe	Executive Vice President and General Counsel of Liberty

EXHIBIT INDEX

Exhibit No.	Description

7(a)

Agreement and Plan of Merger, dated as of September 30, 2009, by and among ViaSat, Inc., WildBlue Holding, Inc. and Aloha Merger Sub, Inc. (Incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer on October 2, 2009).

7(b)

Registration Rights Agreement, dated as of December 15, 2009, by and among ViaSat, Inc. and the Holders listed on Schedule A thereto. (Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on December 18, 2009).

7(c)	Lock-Up Agreement dated as of December 15, 2009, executed by Liberty Satellite, LLC.